July 30, 2009

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:           GSE Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 11, 2009
File no. 1-14785

Dear Ms. Collins,

We are in receipt of a letter (the "Comment Letter"), dated July 23, 2009, setting forth the comments of the staff of the Securities and Exchange Commission on the Company's Form 10-K for the Fiscal Year Ended December 31, 2008 and the Company’s Form 10-Q for the Quarter Ended March 31, 2009.  The Company's response to the comments is set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.
 We note from your response to prior comment 1 that you also provide services in the Middle East to Saudi Basic Industries Corporation.  We note an April 2008 news article stating that Saudi Basic Industries Corp. Europe is a party to a joint venture called Laleh Petrochemical that is also owned by Iran’s National Petrochemical Co. and Iran’s Poushineh Industrial Group.  Please tell us whether Saudi Basic Industries utilizes your services or solutions in its Iranian operations.   Please also discuss the materiality of Saudi Basic Industries’ Iranian operations in light of the State Department’s designation of Iran as a state sponsor of terrorism.  In this regard, we note that various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. –designated state sponsors of terrorism.   Your discussion should address the potential impact upon your reputation and share value of your association with Saudi Basic Industries, given the investor sentiment evidenced by shareholder actions directed toward companies that have operations associated with Iran.

Response:

As mentioned in our response to prior comment 1, we performed two contracts for Saudi Basic Industries.  One contract was for an upgrade to an operator training simulator for a methanol production plant and the other contract was for a new operator training system for an MTBE (gasoline additive) production plant.  Both of these are located in the Al Jubal Industry Site in Saudi Arabia.

In both cases, GSE was contracted to develop simulation models customized specifically for the respective plants using actual plant operating data provided by Saudi Basic Industries.  Accordingly, these  training simulators are plant specific and can be used only to train operators for each respective plant and are not applicable to nor transferable to other methanol production or MTBE production plants.  Saudi Basic Industries has a non-transferable site-specific license for our software. GSE uses a hardware key to protect its proprietary information and software. Without the key, the software can not be utilized.  Therefore, we do not believe that Saudi Basic Industries has used our simulation models for other training simulators in its Iranian operations.

Saudi Basic Industries has been disclosed as a customer of the Company in our Form 10K for the years ended December 31, 2008 and December 31, 2007.  We have not received any negative comments from any of our investors about our relationship with Saudi Basic Industries. Accordingly, we do not believe that Saudi Basic Industries Corp. Europe’s interest in the Laleh Petrochemical joint venture will have any impact upon GSE’s reputation or share value.

In response to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

John V. Moran
Chief Executive Officer

cc:           Kari Jin, Staff Accountant
Matt Crispino, Staff Attorney

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